Simultaneous with the commencement of the Emerging Markets Fund's investment operations on October 2, 2015, the WaveFront Emerging Markets Fund, L.P., a limited partnership managed by WaveFront Capital Management, L.P.  (the "Predecessor Partnership"), converted into the Institutional Class shares of the Fund by contributing all of its assets to the Fund in exchange for Institutional Class shares of the Fund. The total amount of the contribution was $2,152,444, consisting of securities, cash, and other receivables which were recorded at value as of the date of the conversion.  The transaction was considered non-taxable by management for tax purposes.  As a result of the in-kind contribution, the Emerging Markets Fund issued 215,244 shares at a $10.00 per share NAV.